FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      5. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /                                         /          ---  Director      ---    10% Owner
(Last)        (First)    (Middle)       / THERMOGENESIS CORP. ---KOOL             /          -x-  Officer       ---    Other
Godsey,        James         H.         /                                         /          (give title below) (specify below)
                                        /                                         /             PRESIDENT
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        /                                         /
                                        / 3. Statement   4. If Amendment, Date    /       6.  Individual or Joint/Group Filing
                                        / for Month/Year  of Original(Month/Year) /                 (Check Applicable Line)
                                        /                                         /            X  Form filed by one Reporting Person
                                        /    02/2001           ----               /               Form filed by More than One
                                        /                                         /                Reporting Person
----------------------------------------/                                         /
                                        /                                         /
                                        /                                         /
                                        /                                         /
3146 GOLD CAMP DRIVE                    /                                         /
--------------------------------------- /                                         /
(Street)                                /                                         /
--------------------------------------- /                                         /
                                        /                                         /
RANCHO CORDOVA,        CA        95670  /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
-----------------------------------------------------------------------------------------------------------------------------------

          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED

-----------------------------------------------------------------------------------------------------------------------------------
1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of /
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect  /
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial /
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership /
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4) /
===================================================================================================================================/
 Common  / 02/13/2001     /  M    /        /  10,000 /      A        /   $1.125/                     /      D       /              /
 Stock   /                /       /        /         /               /         /                     /              /              /
         /                /       /        /         /               /         /                     /              /              /
         /                /       /        /         /               /         /                     /              /              /
         /                /       /        /         /               /         /                     /              /              /
===================================================================================================================================/
 Common  / 02/13/2001     /  S    /        /  10,000 /      D        /   $2.250/                     /      D       /              /
 Stock   /                /       /        /         /               /         /                     /              /              /
         /                /       /        /         /               /         /                     /              /              /
         /                /       /        /         /               /         /                     /              /              /
         /                /       /        /         /               /         /                     /              /              /
===================================================================================================================================/
 Common  / 02/13/2001     /  S    /        /     500 /      D        /   $2.375/             0       /      D       /              /
 Stock   /                /       /        /         /               /         /                     /              /              /
         /                /       /        /         /               /         /                     /              /              /
         /                /       /        /         /               /         /                     /              /              /
         /                /       /        /         /               /         /                     /              /              /
===================================================================================================================================/

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
  Title   / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title      /Price of / Number /  Ownership / Nature of /
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect /
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial/
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership /
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4) /
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      /(Instr.  /  ties  / or Indirect/           /
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /  5)     /Benefic-/ (Instr. 4) /           /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /allly   /            /           /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /           /
          /           /        /------------------------------------------------------/         /End of  /            /           /
          /           /        /Code/ V / (A) /  (D) / Date   /  Expir-/ Title /Amount/         /Month   /            /           /
          /           /        /    /   /     /      / Exer-  /  ation /       / of   /         /(Instr. /            /           /
          /           /        /    /   /     /      / cisable/  Date  /       /shares          /  4)    /            /           /
====================================================================================================================================
Options to   $1.875    12/14/01   A     144,000       *(1)    14/14/11 Common  144,000   $1.875                D
Purchase                                                                Stock
 Common
 Stock
------------------------------------------------------------------------------------------------------------------------------------
Options to   $2.250    02/13/01   M          10,000  immed.   08/2003  Common  10,000            268,000       D
Purchase                                                                Stock
 Common
 Stock
------------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

*(1)
48,000 vests immed.
48,000 vests 02/13/02
48,000 vests 02/13/03

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 /s/ JAMES GODSEY                                                   03/09/2001
 --------------------------------                                   ----------
     James Godsey                                                     Date

 ** Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.